Exhibit 12.1

Progenics Pharmaceuticals, Inc.
Ratio of Earnings (Loss) to Combined Fixed Charges and Preferred Stock Dividends
(in thousands)

	Six Months Ended June 30,	Years Ended December 31,
	2015	2014	2013	2012	2011	2010
Determination of earnings (loss):
Income (loss) from operations	$(21,951)	$4,410	$(42,934)	$(35,431)	$10,381	$(69,820)
Add:
Fixed charges	181	373	710	410	695	709

Earnings (loss), as adjusted	$(21,770)	$4,783	$(42,224)	$(35,021)	$11,076	$(69,111)

Fixed charges:

Estimate of interest within rental expense	181	373	710	410	695	709

Fixed charges	$181	$373	$710	$410	$695	$709

Preferred stock dividends	$-	$-	$-	$-	$-	$-

Ratio of earnings (loss) to fixed charges and preferred stock dividends	*	13	*	*	16	*
Coverage deficiency amount for total fixed charges and preferred stock dividends (1)	$21,951	$-	$42,934	$35,431	$-	$69,820

(1)
For the years ended 2010, 2012, 2013 and for the six months ended June 30, 2015, the Company's coverage ratio is less than one-to-one and it must generate additional earnings of these specified amounts to achieve a coverage ratio of 1:1.